Form 10KSB, Exhibit 13
period 1998-12-31
CHAPMAN CAPITAL MANAGEMENT HOLDINGS INC
filed 1999-03-31
CIK 1057637

                                                                  EXHIBIT 13.01



  Certain information from the Annual Report to stockholders of CHAPMAN CAPITAL
     MANAGEMENT HOLDINGS, INC. for the year ended December 31, 1998 which is incorporated by reference in this Form 10-KSB

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with the Chapman capital Management Holdings, Inc. Consolidated Financial Statements and the notes thereto included elsewhere in this document. The discussion of results, causes and trends should not be construed to imply any conclusion that such result or trends will necessarily continue in the future. When used in this document, the words "believes," "intends," "expects," "anticipates" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are largely based on the current expectations of management and are subject to a number of risks and uncertainties. In light of these risks and uncertainties, many of which are described in the "Risk Factors" section of this document, actual results could differ materially from the forward-looking statements contained herein.

OVERVIEW AND GENERAL INDUSTRY CONDITIONS

     Advisory and administrative revenue is earned by the Company through its investment advisory and administrative services operations. For the fiscal year ended December 31, 1998, the Company generated revenue of $3,218,326 and loss before income taxes of $151,000. For the fiscal year ended December 31, 1997, the Company generated revenue of $2,286,615 and income before income taxes of $88,101.

     The Company's primary source of revenue is advisory and administrative fees. The Company's principal business activities are by their nature affected by many factors, including general economic and financial conditions, movement of interest rates and competitive conditions. Although the Company seeks to maintain cost controls, a significant portion of the Company's expenses are fixed and do not vary significantly with the factors listed above. As a result, substantial fluctuations can occur in the Company's revenue and net income from period to period.

RESULT OF OPERATIONS

    The following table sets forth for the period indicated, summary income statement data:



                                                                             YEARS ENDED DECEMBER 31,
                                                               ---------------------------------------------------
                                                                         1998                     1997
                                                               ------------------------  ------------------------
                                                                             PERCENTAGE    PERCENTAGE
                                                                              OF TOTAL      OF TOTAL
                                                                 AMOUNTS      REVENUES      REVENUES      AMOUNTS
                                                               ------------  -----------  ------------  -----------
REVENUES:
Advisory and administrative fees.............................  $  3,136,456        97.5%  $  2,284,054        99.9%
Other income.................................................        81,370         2.5          2,561         0.1
                                                               ------------       -----   ------------       -----
      Total revenues.........................................     3,218,326       100.0      2,286,615       100.0
                                                               ------------       -----   ------------       -----
OPERATING EXPENSES:
Management fees..............................................     1,177,681        36.6        869,355        38.0
Compensation and benefits....................................       856,945        26.6        594,993        26.0
Professional fees............................................       179,427         5.6        195,066         8.5
Administrative support.......................................        72,000         2.2         72,000         3.1
Interest expenses............................................        25,802         0.8         13,522         0.6
Amortization expenses........................................       228,000         7.1        228,000        10.0
Other operating expenses.....................................       829,471        25.8        225,578         9.9
                                                               ------------       -----   ------------       -----
      Total operating expenses...............................     3,369,326       104.7      2,198,514        96.1
                                                               ------------       -----                      -----
(Loss) income before income tax (benefit) allocation.........      (151,000)      (4.7)         88.101         3.9
Income tax (benefit) allocation..............................       (45,000)      (1.4)         40,000         1.8
                                                               ------------       -----   ------------       -----
Net (loss) income............................................  $   (106,000)       (3.3%) $     48,101         2.1%
                                                               ------------       -----   ------------       -----
                                                               ------------       -----   ------------       -----

FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997.

    Total revenue increased by $931,711, or 40.8%, to $3,218,326 in 1998 from $2,286,615 in 1997. Advisory and administrative fee revenue increased by $852,402, or 37.3%, to $3,136,456 in 1998 from $2,284,054 in 1997 reflecting increased fees as a result of an increase in total assets under management due largely to investment performance, the addition of the DEM Equity Fund, new separate accounts under the DEM strategy, and additional assets from a DEM-MET client.

    Total expense increased by $1,170,812, or 53.3%, to $3,369,326 in 1998 from $2,198,514 in 1997. As a percentage of total revenue, total expense increased to 104.7% in 1998 compared to 96.1% in 1997 reflecting the Company's efforts to expend its operations.

    Management fee expense, which consists primarily of the Company's payments to sub-advisors in connection with the Company's multi-manager investment product, the DEM-MET Trust, increased by $308,326, or 35.5%, to $1,177,681 in 1998 from

$869,355 in 1997. The increase in such fees reflects an increase in assets under management in the DEM-MET Trust, including approximately $40 million of new assets added by an existing trust client.

     Compensation and benefits expenses increased by $261,952, or 44.0%, to $856,945 in 1998 from $594,993 in 1997 due primarily to the addition of new employees connected with the Company's efforts to expand its operations, annual pay increases and bonuses. As a percentage of total revenue, compensation and benefits expenses increased to 26.6% for 1998 from 26.0% for 1997.

     Interest expenses increased by $12,280, or 90.8%, to $25,802 in 1998 from $13,522 in 1997 substantially due to the cost of debt to affiliates that was outstanding prior to the public offering.

     Other operating expenses increased by $603,893, or 267.7%, to $829,471 for 1998 from $225,578 for 1997. This increase is attributable to additional travel, advertising, publicity and business development expenses connected with the Company's efforts to expand its operations.

     The Company's income tax provision decreased by $85,000, or 212.5%, to a tax benefit of $45,000 in 1998 from a tax provision of $40,000 in 1997 due to the operating loss incurred during the year.

     Net loss of $106,000 was incurred for 1998 as compared to net income of $48,101 for 1997 as a result of the items discussed above.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through capital contributions from its principal stockholder, loans from affiliates, cash flow from operations and the public offering of its stock.

     A majority of the Company's assets are liquid and consist primarily of cash and cash equivalents and receivables from advisory clients. A relatively small percentage of the Company's total assets are fixed. The Company's total assets as of December 31, 1998 and December 31, 1997 were $5,647,742 and $1,085,308, respectively.

     The final payment of $150,000 on a noncompete agreement pertaining to the DEM-MET Trust is due on demand. Management expects that the Company's liquid assets and cash provided by operations will be sufficient to make this demand payment. The Company may seek lines of credit in the future.

     The Company's overall capital and funding needs are continually reviewed to ensure that the capital base can support the estimated needs of the business. Based upon these reviews, the Company believes its capital base is sufficient to implement the Company's DEM and DEM Multi-Manager strategies for the foreseeable future.

     The Company's cash was $4,241,523 as of December 31, 1998 as compared to $8,677 as of December 31, 1997.

EFFECTS OF INFLATION

     The Company's assets are to a large extent liquid in nature and, accordingly, may be significantly affected by inflation. The Company's expenses, such as employee compensation and occupancy expenses are subject to inflation and the effects of inflation may not be readily recoverable in the prices of services offered to the Company's customers. To the extent inflation results in rising interest rates or has adverse effects upon the securities market, it may adversely affect the Company's financial position, results of operations and assets under management.

YEAR 2000 SOFTWARE ISSUE

     As the Year 2000 approaches, existing software programs and operating systems must be reviewed to determine if they can accommodate information that employs dates after December 31, 1999. As of February 28, 1999, the Company has incurred direct Year 2000 compliance costs of $16,500, to cover assessment of systems, internal testing, point-to-point testing, training, and replacement and modification of existing systems, of which $11,000 has been paid. The Company's Year 2000 compliance costs consist of direct expenses incurred in respect of software, consulting and employee time and the Company's share of compliance expenses for upgraded computers, software, and communication systems to be paid or financed by Chapman Holdings, Inc., an affiliate of the Company. The Company will reimburse Chapman Holdings, Inc. for its share of these Year 2000 expenses through increased charges for administrative support under its expense allocation agreement with Chapman Holdings, Inc. See "Certain Transactions."

     During 1999, the Company's Year 2000 compliance costs are estimated at approximately $65,000. The Company estimates that over the next three years its total Year 2000 compliance costs, direct and allocated by Chapman Holdings, Inc., will be approximately $145,000.

     Management has prepared a written plan detailing the Company's software and operating systems compliance issues for the Year 2000. The plan identifies critical and non-critical operating systems of the Company and addresses external interfaces with third-party computer systems. The Company is currently working with its hardware and software vendors and other third parties to prepare for the Year 2000. The Company anticipates that most of the necessary hardware and software renovations needed to render the Company Year 2000 compliant have been or will be completed by the first quarter of 1999. Management plans to test its systems during the second quarter of 1999 to determine the effect of its compliance efforts. According to the Company's plan, the testing phase is scheduled to be completed by June 30, 1999.

     The table below summarizes the status of key elements of the Company's Year 2000 compliance plan:

PHASE                                           PERCENTAGE OF COMPLETION
--------------------------------  -----------------------------------------------------
Assessment......................                        90%
Remediation and Renovation......                        90%
Testing.........................                        25%
Contingency Planning............                        33%


     The Company has relationships with third parties that may have computer systems that are not Year 2000 compliant. The Company has identified the third parties upon which it relies for mission-critical systems and has contacted or is contacting such third parties to confirm that their systems are in compliance with the Year 2000 requirements.

     While the Company believes that it is taking prudent and necessary action to comply with Year 2000 requirements, there can be no assurance that the Year 2000 issue will not result in information or communications systems interruptions. Any such interruptions could be expected to have a material adverse effect on the Company's business, financial condition, results of operations and business prospects and may subject the Company to liability to its clients. The Company is currently building upon its existing contingency plan in the event that the Company or third parties do not successfully complete their compliance efforts, or if vendors or third parties controlling systems critical to the Company are unable to confirm that their systems will be Year

2000 compliant. These efforts may result in additional costs in excess of current allocations and estimates.

                            STOCKHOLDER INFORMATION

    The Company's Common Stock is quoted on The Nasdaq SmallCap Market under the symbol "CMGT." As of February 28, 1999, there were approximately 45 holders of record and approximately 428 beneficial owners of the Company's Common Stock.

PRICE RANGE PER SHARE

    Set forth below is the range of high and low bid information on the Nasdaq SmallCap Market for the Company's Common Stock for each quarter since the Company's initial public offering. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, an may not represent actual transactions.

                                                                                  1998
                                                                           ------------------
                                 QUARTER                                    HIGH        LOW
-------------------------------------------------------------------------- -------    -------
January to March..........................................................  N/ A       N/ A
April to June.............................................................  N/ A       N/ A
July to September*........................................................ 8          7
October to December....................................................... 8 3/8      7 1/16

------------------------

* The Common Stock commenced trading on the Nasdaq SmallCap Market in August, 1998.

DIVIDENDS

    The Company has never declared or paid cash or other dividends on its Common Stock and does not anticipate doing so in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, if any, its financial condition, and other relevant factors. The Company intends to retain any earnings in the foreseeable future for the Company's continued growth.

                             FINANCIAL STATEMENTS

           CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................     F-2

Consolidated Balance Sheet as of December 31, 1998.........................................................     F-3

Consolidated Statements of Operations for the years ended December 31, 1998 and 1997.......................     F-4

Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the years ended December 31, 1998
  and 1997.................................................................................................     F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1997.......................     F-6

Notes to the consolidated financial statements.............................................................     F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  Chapman Capital Management Holdings, Inc.:

    We have audited the accompanying consolidated balance sheet of Chapman Capital Management Holdings, Inc. (a Maryland corporation) and Subsidiary as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chapman Capital Management Holdings, Inc. and Subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the two years ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ARTHUR ANDERSEN LLP

Baltimore, Maryland,
  March 5, 1999

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 1998

                                                              ASSETS

Cash and cash equivalents.............................................................................................  $4,241,523
Investments...........................................................................................................     150,000
Management fees receivable:
  From proprietary funds..............................................................................................     107,086
  From individually managed accounts..................................................................................     256,855
Receivables from affiliates...........................................................................................     120,047
Advances to officer...................................................................................................     118,547
Office equipment, net.................................................................................................      20,805
Prepaids and other assets.............................................................................................     122,879
Intangible assets, net................................................................................................     465,000
Deferred tax asset....................................................................................................      45,000
                                                                                                                        ----------
    Total assets......................................................................................................  $5,647,742
                                                                                                                        ----------
                                                                                                                        ----------

                                               LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses.................................................................................  $  171,923
Due to affiliated company.............................................................................................     284,906
Due to officer........................................................................................................          --
Income taxes payable..................................................................................................          --
Noncompete agreement obligation.......................................................................................     150,000
                                                                                                                        ----------
    Total liabilities.................................................................................................     606,829
                                                                                                                        ----------
STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, 20,000,000 shares authorized, 3,351,334 issued and outstanding.......................       3,351
  Additional paid-in capital..........................................................................................   5,238,883
  Accumulated deficit.................................................................................................    (201,321)
                                                                                                                        ----------
    Total stockholders' equity........................................................................................   5,040,913
                                                                                                                        ----------
    Total liabilities and stockholders' equity........................................................................  $5,647,742
                                                                                                                        ----------
                                                                                                                        ----------

The accompanying notes are an integral part of this consolidated balance sheet.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                            1998          1997
                                                                                        ------------  ------------
REVENUES:
  Advisory and administrative fees....................................................  $  3,136,456  $  2,284,054
  Other income........................................................................        81,870         2,561
                                                                                        ------------  ------------
    Total revenues....................................................................     3,218,326     2,286,615
                                                                                        ------------  ------------
OPERATING EXPENSES:
  Management fees.....................................................................     1,177,681       869,355
  Compensation and benefits...........................................................       856,945       594,993
  Professional fees...................................................................       179,427       195,066
  Administrative support..............................................................        72,000        72,000
  Interest expense....................................................................        25,802        13,522
  Amortization expense................................................................       228,000       228,000
  Other operating expenses............................................................       829,471       225,578
                                                                                        ------------  ------------
    Total operating expenses..........................................................     3,369,326     2,198,514
                                                                                        ------------  ------------
    (Loss) income before income tax (benefit) allocation..............................      (151,000)       88,101

INCOME TAX (BENEFIT) ALLOCATION.......................................................       (45,000)       40,000
                                                                                        ------------  ------------
  Net (loss) income...................................................................  $   (106,000) $     48,101
                                                                                        ------------  ------------
                                                                                        ------------  ------------
BASIC AND DILUTIVE EARNINGS PER SHARE DATA:
  Net (loss) income...................................................................  $       (.04) $        .02
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Weighted Average Shares Outstanding...................................................     2,810,839     2,486,543
                                                                                        ------------  ------------
                                                                                        ------------  ------------

 The accompanying notes are an integral part of these consolidated statements.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                                          TOTAL
                                                                            ADDITIONAL                 STOCKHOLDERS'
                                                                COMMON       PAID-IN     ACCUMULATED    (DEFICIT)
                                                                 STOCK       CAPITAL       DEFICIT        EQUITY
                                                              -----------  ------------  ------------  ------------
BALANCE, December 31, 1996..................................   $   2,487   $         --   $ (143,422)   $ (140,935)
  Net income................................................          --             --       48,101        48,101
                                                              -----------  ------------  ------------  ------------
BALANCE, December 31, 1997..................................       2,487             --      (95,321)      (92,834)
  Proceeds from initial public offering.....................         864      5,238,883           --     5,239,747
  Net loss..................................................          --             --     (106,000)     (106,000)
                                                              -----------  ------------  ------------  ------------
BALANCE, December 31, 1998..................................   $   3,351   $  5,238,883   $ (201,321)   $5,040,913
                                                              -----------  ------------  ------------  ------------
                                                              -----------  ------------  ------------  ------------

 The accompanying notes are an integral part of these consolidated statements.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                             1998         1997
                                                                                         ------------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income....................................................................  $   (106,000) $    48,101
  Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
    Depreciation and amortization......................................................       231,455      231,982
    Deferred tax asset.................................................................       (45,000)          --
    Effect of changes in assets and liabilities-
      Management fees receivable.......................................................      (110,939)     (71,508)
      Receivable from affiliates.......................................................       (84,514)     (30,654)
      Advances to officer..............................................................       (46,547)     (84,200)
      Prepaids and other assets........................................................      (114,234)      (4,326)
      Accounts payable and accrued expenses............................................        20,926      134,295
      Due to affiliated company........................................................      (515,766)     151,104
      Income taxes payable.............................................................       (48,000)    (134,000)
                                                                                         ------------  -----------
        Net cash (used in) provided by operating activities............................      (818,619)     240,794
                                                                                         ------------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of office equipment.........................................................       (19,056)      (5,250)
  Sale of investments..................................................................         9,247           --
  Purchase of investments..............................................................      (150,000)         (29)
                                                                                         ------------  -----------
        Net cash used in investing activities..........................................      (159,809)      (5,279)
                                                                                         ------------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from initial public offering................................................     6,053,335           --
  Issuance costs.......................................................................      (813,588)          --
  Proceeds from officer................................................................       (28,473)     (85,000)
  Payment of noncompete agreement......................................................            --     (150,000)
                                                                                         ------------  -----------
        Net cash provided by (used in) financing activities............................     5,211,274     (235,000)
                                                                                         ------------  -----------
NET INCREASE IN CASH...................................................................     4,232,846          515
CASH, beginning of year................................................................         8,677        8,162
                                                                                         ------------  -----------
CASH, end of year......................................................................  $  4,241,523  $     8,677
                                                                                         ------------  -----------
                                                                                         ------------  -----------

 The accompanying notes are an integral part of these consolidated statements.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

1.  ORGANIZATION:

    Chapman Capital Management Holdings, Inc. is an investment advisory and investment management company.

    During February 1998, Chapman Capital Management, Inc. became the wholly-owned subsidiary of Chapman Capital Holdings Management, Inc. ("CCMH," the "Company"), a newly formed corporation. CCMH was the wholly-owned subsidiary of The Chapman Co. until it spun off from The Chapman Co. as part of the initial public offering (IPO) of Chapman Holdings, Inc. on February 26, 1998.

    The Chapman Co., an affiliated company pays for routine operating expenses and provides certain management, data processing, accounting and administrative services to the Company, for which The Chapman Co. is reimbursed. As of December 31, 1998, the Company owed The Chapman Co. $284,906 for the costs of these services. The Chapman Co. also pays for salary and benefit expenses of which the Company is allocated a portion. The Chapman Co. allocates those salary and benefit expenses to the Company based on actual salaries related to the Company and based on cost sharing arrangements approved by the Board of Directors. These financial statements may not necessarily be indicative of the financial results that would have existed had the Company been operated as an unaffiliated corporation.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    USE OF ESTIMATES

    The accompanying financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACQUISITION

    In December 1996, the Company acquired DEM-MET, a tax-exempt pooled interest trust for qualified employee benefit plans. As part of the acquisition of this trust, the Company entered into a noncompete agreement for $300,000 and paid $640,000 in costs related to acquiring the trust. These amounts are included in intangible assets (see Note 4).

    During 1998 and 1997, the Company paid Bankers Trust management fees for managing the trust. Those fees are included in management fees in the accompanying statements of operations for the years ended December 31, 1998 and 1997.

CASH AND CASH EQUIVALENTS

    Included in cash and cash equivalents is $4,046,298 of cash invested in the Chapman U.S. Treasury Money Fund, a fund managed by Chapman Capital Management, Inc.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                           DECEMBER 31, 1998 AND 1997

2.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
INVESTMENTS

    Investments consist of common stock of another company. As this company does not have a readily available market, management believes costs approximate market value.

OFFICE EQUIPMENT

    Office equipment is depreciated using the straight-line method over the estimated useful life of 3 to 5 years. As of December 31, 1998, accumulated depreciation was $10,257.

FINANCIAL INSTRUMENTS

    The carrying amounts reported in the consolidated balance sheet for cash, investments, receivables, accounts payable and accrued expenses approximate fair value.

EARNINGS PER SHARE

    As of December 31, 1997, the Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" (SFAS No. 128). Under SFAS No. 128, a company must disclose basic earnings per share (the principal difference being that common stock equivalence would not be considered in the compilation of basic earnings per share) and diluted earnings per share. The Company adopted this pronouncement which required restatement of all prior periods presented.

    Earnings per share are based on the weighted average number of common and dilutive common equivalent shares outstanding during the period the calculation is made. Common equivalent shares consist of shares issuable upon the exercise of stock warrants, using the treasury stock method. The weighted average shares outstanding as of December 31, 1998 and 1997, are the weighted average common shares outstanding of 2,810,839 and 2,486,543, respectively.

SEGMENT REPORTING

    The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" as of December 31, 1998, and has determined that the Company has only one segment, investment advisory and investment management services. The Company came to this conclusion because the Company operates in one regulatory environment and has only one management group that manages the entire Company. Information on the Company's operating results are provided as one segment to the key decision-maker to make decisions.

COMPREHENSIVE INCOME

    The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" and has determined that the Company does not have any comprehensive income adjustments for the periods presented, and therefore, comprehensive income equals net income.

INCOME TAXES

    The Company accounts for income taxes under the separate company liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                           DECEMBER 31, 1998 AND 1997

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

    Prior to the Company being spun off from its Parent, the Company was included in the consolidated Federal income tax return of its Parent on a cash basis. The Parent allocated Federal tax expense to the Company based on its portion of consolidated taxable income and its taxes on that income if the Company were taxed on a stand-alone basis.

3.  INITIAL PUBLIC OFFERING:

    On August 14, 1998, the Company consummated an initial public offering (the Offering) of its common stock, pursuant to which the Company sold 864,791 shares and received net proceeds, after offering costs, of approximately $5,240,000.

4.  INTANGIBLE ASSETS:

    Intangible assets consists of a noncompete agreement and start-up costs (see
Note 2). The $300,000 noncompete agreement is being amortized over 3 years, the term of the agreement. The $640,000 in acquisition costs is being amortized over 5 years. The noncompete agreement will be paid in two equal installments. Accumulated amortization as of December 31, 1998 and 1997, is $475,000 and $247,000, respectively.

5.  COMMON STOCK:

    The Company effected a 25% stock split effected as a stock dividend. As such, all share data related to the Company prior to the stock split have been restated.

6.  TRANSACTIONS WITH AFFILIATES:

    The Company provides investment advisory and administrative services to The Chapman Funds, Inc. (the Funds), an affiliated group of mutual funds, under an investment advisory and administrative services agreement which sets forth the services to be provided and the fees to be charged. The agreement also provides that expense reimbursements be made to the Funds for specified expenses and to the extent that any Funds' expenses exceed specified limitations. Included in the accompanying statements of operations for the years ended December 31, 1998 and 1997, are advisory management fees related to The Chapman Funds totaling $259,991 and $144,935, respectively.

    The Company provided investment advisory and administrative services to DEM, Inc. (DEM), a registered non-diversified closed-ended management investment company, under an investment advisory and administrative services agreement which sets forth the services to be provided and the fees to be charged. During the fourth quarter of 1998, DEM was dissolved. Included in the accompanying statements of operations for the years ended December 31, 1998 and 1997, is an advisory management fee related to DEM totaling $149,669 and $138,614, respectively.

    Included in management fees receivable as of December 31, 1998, is $107,086 due from proprietary funds for services provided under the above described agreement.

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                           DECEMBER 31, 1998 AND 1997

6.  TRANSACTIONS WITH AFFILIATES: (CONTINUED)
    Included in receivables from affiliates as of December 31, 1998, is $31,976 due from Chapman Insurance Agency ("CIA") for expenses paid on their behalf. Also included in receivables from affiliates as of December 31, 1998, is $88,071 due from newly created funds using the DEM strategy. The receivable from these new funds represents reimbursement of start-up costs paid on their behalf.

    As of December 31, 1998, the Company had outstanding advances to the majority stockholder of the Company of $118,547.

    As of December 31, 1998 and 1997, the Company owes The Chapman Co. $284,906, which is recorded as due to affiliated company in the accompanying consolidated balance sheets.

    The Chapman Co. has entered into an agreement in which it leases furniture and equipment from Chapman Limited Partnership, an entity in which certain officers and stockholders of The Chapman Co. are partners. The Chapman Co. allocates a portion of the $9,846 monthly payment to the Company based on the space used by the Company. The Chapman Co. allocated $59,076 and $39,384 in lease expense for the years ended December 31, 1998 and 1997, respectively. These amounts are included in other operating expenses in the statements of operations for the years ended December 31, 1998 and 1997, respectively.

7.  INCOME TAXES:

    A reconciliation of the statutory income taxes to the recorded income tax (benefit) provision for the years ended December 31, 1998 and 1997, is as follows:

                                                                            1998       1997
                                                                         ----------  ---------
Statutory tax (at 35% rate)............................................  $  (53,000) $  30,800
Effect of state income taxes...........................................      (7,500)     4,000
Effect of graduated tax rate...........................................       5,500         --
Effect of permanent book to tax differences............................      10,000      5,200
                                                                         ----------  ---------
Income tax (benefit) provision.........................................  $  (45,000) $  40,000
                                                                         ----------  ---------
                                                                         ----------  ---------

    The components of the income tax (benefit) provision for the years ended December 31, 1998 and 1997, are as follows:

                                                                            1998       1997
                                                                         ----------  ---------
Current................................................................  $       --  $  40,000
Deferred...............................................................     (45,000)        --
Discontinued operations................................................          --         --
                                                                         ----------  ---------
Income tax (benefit) provision.........................................  $  (45,000) $  40,000
                                                                         ----------  ---------
                                                                         ----------  ---------

    The Company's deferred income tax assets as of December 31, 1998, consists of the following:

Deferred tax asset:
  NOL carryforward.................................................  $  25,000
  Other............................................................     20,000
                                                                     ---------
    Net deferred tax asset recorded on the consolidated balance sheet........................................................  $  45,000
                                                                     ---------
                                                                     ---------

            CHAPMAN CAPITAL MANAGEMENT HOLDINGS, INC. AND SUBSIDIARY

                           DECEMBER 31, 1998 AND 1997

8.  STATEMENT OF CASH FLOWS--SUPPLEMENTAL DISCLOSURE:

    Supplemental cash flow disclosures for the years ended December 31, 1998 and 1997 were as follows:

                                                                            1998       1997
                                                                          ---------  ---------
Dividend reinvestment in affiliate......................................  $      --  $      29
Cash paid for:
  Interest..............................................................     25,495      5,000
  Income taxes..........................................................    114,000    174,000

9.  CONCENTRATION OF CREDIT RISKS:

    One client accounted for 59% of the Company's advisory and administrative fees during the year ended December 31, 1998. Two clients accounted for 72% of the Company's advisory and administrative fees for the year ended December 31, 1997. As of December 31, 1998, receivables due from this client was $67,746.

10.  STOCK OPTIONS PLANS:

    In 1998, the Company established the Chapman Capital Management Holdings, Inc. Omnibus Stock Plan (the Plan) to enable the Company to grant equity compensation to the Company's directors, officers, employees and consultants. Under the Plan, 150,000 shares of common stock have been reserved for issuance upon exercise of stock options granted. The price per share of each option exercised will be determined by the Compensation Committee of the Board of Directors. No options have been issued pursuant to this Plan as of December 31, 1998.